UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 2, 2015

Wright Medical Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35823	13-4088127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1023 Cherry Road Memphis, Tennessee	38117
(Address of principal executive offices)	(Zip Code)

(901) 867-9971

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On February 2, 2015, Wright Medical Group, Inc. (“Wright”) issued the attached press release announcing that Wright received a Request for Additional Information and Documentary Material (commonly known as a “Second Request”) from the Federal Trade Commission on January 28, 2015 in connection with its proposed merger with Tornier N.V.

Wright also announced that the previously disclosed pending pre-approval inspection of an Augment Bone Graft vendor had concluded and resulted in the issuance of a so-called “483” containing certain observations to which the vendor has already responded.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release issued by Wright Medical Group, Inc. dated February 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WRIGHT MEDICAL GROUP, INC.

	By	/s/ Lance A. Berry
Date: February 2, 2015		Lance A. Berry Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Wright Medical Group, Inc. dated February 2, 2015.